Exhibit 1

HORIZON ENERGY DEVELOPMENT, INC.
BALANCE SHEET
(Unaudited)

At December 31, 2004
ASSETS
Property Plant & Equipment
Property Plant & Equipment	$464,271,285
Accumulated D, D & A	(208,943,756)

Net Property, Plant & Equipment	255,327,529

Current Assets:
Cash and Temporary Cash Investments	40,682,317
Notes Receivable-Intercompany	0
Receivables - Net	8,300,559
Accounts Receivable-Intercompany	251,716
Unbilled Utility Revenue	0
Materials/Supplies - Average Cost	3,638,719
Prepayments	173,689

Current Assets	53,047,000

Other Assets	401,443

Total Assets	$308,775,972

CAPITALIZATION & LIABILITIES
Capitalization:
Capital Stock of Subsidiaries	$4,750
Paid in Capital	38,245,591
Earnings Reinvested in Business	(13,057,129)
Accumulated Other Comprehensive Income	60,414,795

Total Common Stock Equity	85,608,007
Long-Term Debt Net of Current Portion	4,180,975
Notes Payable - Intercompany - Long Term	89,770,000

Total Capitalization	179,558,982

Minority Interest in Foreign Subsidiaries	42,902,904

Liabilities:
Notes Payable - Intercompany	37,900,000
Long Term Debt Due Current	5,574,633
Accounts Payable - Other	14,440,159
Accounts Payable - Intercompany	2,301,673
Other Accruals & Current Liabilities	1,746,416

Total Current Liabilities	61,962,881

Deferred Credits:
Accumulated Deferred Income Tax	21,027,373
Other Deferred Credit	3,323,832

Total Deferred Credits	24,351,205

Total Capitalization & Liabilities	$308,775,972